UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

_____________Minera Andes Inc.____________
(Name of Issuer)

____________Common Stock_____________
(Title of Class of Securities)

______________602910101_____________
(CUSIP Number)

___________April 10, 2004____________
(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X]  Rule 13d-1(b) For IA & IAR
    [X]  Rule 13d-1(c) For LP if any
    [  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out or a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  602910101	SCHEDULE 13G	Page 2 of 10


1	Name of Reporting Person

Passport Master Fund LP

	IRS Identification No. of Above Person	98-0409552

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

British Virgin Islands

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 4,582,065
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 4,582,065



9	Aggregate Amount Beneficially Owned by each Reporting Person
4,582,065

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	7.47

12	Type of Reporting Person*

	PN


CUSIP No.  602910101	SCHEDULE 13G	Page 3 of 10


1	Name of Reporting Person

Passport Master Fund II, LP

	IRS Identification No. of Above Person	98-0409554

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

British Virgin Islands

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 2,877,935
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 2,877,935



9	Aggregate Amount Beneficially Owned by each Reporting Person
2,877,935

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	4.74

12	Type of Reporting Person*

	PN


CUSIP No.  602910101	SCHEDULE 13G	Page 4 of 10


1	Name of Reporting Person

Passport Management, LLC

	IRS Identification No. of Above Person	41-2076095

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

Delaware

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 7,460,000
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 7,460,000


9	Aggregate Amount Beneficially Owned by each Reporting Person
7,460,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	11.98%

12	Type of Reporting Person*

	IA
	OO


CUSIP No.  602910101	SCHEDULE 13G	Page 5 of 10


1	Name of Reporting Person

Ralph K. McCluskey II

	IRS Identification No. of Above Person	-----------

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

United States of America

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 7,460,000

	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 7,460,000


9	Aggregate Amount Beneficially Owned by each Reporting Person
7,460,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	11.98%

12	Type of Reporting Person*

	HC
	IN


CUSIP No.  602910101	SCHEDULE 13G	Page 6 of 10


1	Name of Reporting Person

John H. Burbank III

	IRS Identification No. of Above Person	-----------

2	Check the Appropriate Box if a Member of a Group
			(a)	[X]
			(b)	[   ]

3	SEC USE ONLY


4	Citizenship or Place of Organization

United States of America

			5	Sole Voting Power 0



	NUMBER OF	6	Shared Voting Power 7,460,000
	SHARES
	BENEFICIALLY
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power 0
	PERSON WITH


		8	Shared Dispositive Power 7,460,000



9	Aggregate Amount Beneficially Owned by each Reporting Person
7,460,000


10	Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares*	      [ ]

11	Percent of Class Represented by Amount in Row 9

	11.98%

12	Type of Reporting Person*

	HC
	IN


CUSIP No.  602910101	SCHEDULE 13G	Page 7 of 10


Item 1(a).	Name of Issuer.

Minera Andes Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

111 E. Magnesium Road, Suite A, Spokane, WA  99208

Item 2(a).	Names of Persons Filing.

Passport Management, LLC
Passport Master Fund LP
Passport Master Fund II, LP
Ralph K. McCluskey II
John H. Burbank III

(collectively, the "Filers").

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	The business address of each of the Filers is 402 Jackson
Street, San Francisco, CA 94111

Item 2(c).	Citizenship.

	For citizenship of each Filer, See Item 4 of pages 2 through 6, for each Filer

Item 2(d).	Title of Class of Securities.

Common Stock

Item 2(e).	CUSIP Number.

602910101


Item 3.	If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)  [ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


CUSIP No.  602910101	SCHEDULE 13G	Page 8 of 10


(d) [ ] Investment company registered under section 8 of the Investment Company act of 1940 (15 U.S.C. 80a-8).

(e)  [X] An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E) (as to Passport Management, LLC).

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13b-1(b)(1)(ii)(G) (as to Messrs. McCluskey and
Burbank).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	Reference is made hereby made to Items 5-9 and 11 of pages two
(2) - six (6) of this Schedule 13G, which Items are incorporated by reference herein.




CUSIP No.  602910101	SCHEDULE 13G	Page 9 of 10


Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of
Another Person.

(a)	The following additional parties each have the right to
receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the shares reported herein in the following amounts and percentages of the issuer's outstanding common stock as of the date of this report as reported by the issuer, respectively: Passport Capital, LLC, a Delaware limited liability company and the managing member of Passport Management, LLC (7,460,000 shares/11.98%) and Passport Holdings, LLC, a Delaware limited liability company and the general partner of each of Passport Master Fund LP and Passport Master Fund II, LP (together, the "Partnerships") (7,460,000/11.98%).
(b)	Passport Management, LLC is managed by Passport Capital,
LLC, its managing member. Passport Capital, LLC is controlled and managed by Messrs. McClusky and Burbank (each, a as managing partner). Messrs. Burbank and McClusky have shared voting and dispositive power over all of the shares reported by the filers. Neither Mr. Burbank nor Mr. McClusky acting alone, has voting or dispositive power over the shares.
Messrs. McClusky and Burbank, and each of them, disclaim beneficial ownership of the all of the shares reported herein.
(c)	Passport Management, LLC is deemed to be the beneficial
owner of the shares reflected in Item 5-9 and 11 of page two of this Schedule 13G pursuant to separate arrangements whereby it acts as an investment adviser to the Partnerships. Each of the Partnerships has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the issuer's common stock purchased or held pursuant to such arrangements.
(d)	An Agreement Regarding Joint Filing is being filed as an
Exhibit.
(e)	This Schedule 13G is relates to the period ending April
10, 2004. It is filed subsequent to the required filing date.

Item 7.	Identification and Classification of the Subsidiary
which Acquired the Security Being Reported on by the Parent
Holding Company.

		Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

	By signing below, the Filers and each of them certifies that, to the best of his, her or its knowledge and belief, the securities referred to above on pages two (2) - six (6) of this Schedule 13G were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No.  602910101	SCHEDULE 13G	Page 10 of 10

Signature

	After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:	July 9, 2004

PASSPORT MANAGEMENT, LLC

		/s/Ralph K. McCluskey II
	By: 	_________________________
		Ralph K. McCluskey II
	Its:  	Co-Manager

		/s/John H. Burbank III
	By:	_________________________
		John H. Burbank III
	Its:  	Co-Manager

	PASSPORT MASTER FUND LP

	By:  	Passport Holdings LLC, its General
Partner

			/s/Ralph K. McCluskey II
		By:	_________________________
			Ralph K. McCluskey II III
		Its:  	Co-Manager

			/s/John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager

	PASSPORT MASTER FUND II, LP

	By:  	Passport Holdings LLC, its General
Partner

			/s/Ralph K. McCluskey II
		By:	_________________________
			Ralph K. McCluskey II III
		Its:  	Co-Manager

			/s/John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager


	RALPH K. MCCLUSKEY II (Individually)
	/s/Ralph K. McCluskey II
	__________________________

	JOHN H. BURBANK III (Individually)
	/s/John H. Burbank III
	__________________________


EXHIBIT 1

AGREEMENT REGARDING JOINT FILING

The undersigned, Passport Management, LLC, a Delaware limited liability company, Passport Master Fund, LP, a British Virgin Islands international limited partnership, Passport Master Fund II, LP, a British Virgin Islands international limited partnership, Ralph K. McCluskey II, an individual whose address is 402 Jackson Street, San Francisco, California 94111 and John H. Burbank III, an individual whose address is 402 Jackson Street, San Francisco, California
94111, hereby acknowledge and agree that the information required by the Schedule 13G, to which this agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments and supplements thereto shall also be filed on behalf of each of them.


DATED:	July 9, 2004

	PASSPORT MANAGEMENT, LLC

		/s/Ralph K. McCluskey II
	By: 	_________________________
		Ralph K. McCluskey II
	Its:  	Co-Manager

		/s/John H. Burbank III
	By:	_________________________
		John H. Burbank III
	Its:  	Co-Manager

	PASSPORT MASTER FUND LP

	By:  	Passport Holdings LLC, its General
Partner

			/s/Ralph K. McCluskey II
		By:	_________________________
			Ralph K. McCluskey II III
		Its:  	Co-Manager

			/s/John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager

	PASSPORT MASTER FUND II, LP

	By:  	Passport Holdings LLC, its General
Partner

			/s/Ralph K. McCluskey II
		By:	_________________________
			Ralph K. McCluskey II III
		Its:  	Co-Manager

			/s/John H. Burbank III
		By:	_________________________
			John H. Burbank III
		Its:  	Co-Manager

RALPH K. MCCLUSKEY II (Individually)
	/s/Ralph K. McCluskey II
	__________________________

JOHN H. BURBANK III (Individually)
	/s/John H. Burbank III
	__________________________